          Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.


                                December 2, 2004


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:    Mr. Max A. Webb
              Mr. Doug Jones
              Ms. Hanna Teshome
              Mr. Michael Fay

         Re:          International Shipholding Corporation
                      Registration Statement on Form S-1 filed November 2, 2004 File No. 333-120161

Ladies and Gentlemen:

         We have filed on behalf of International Shipholding Corporation ("ISH"), via transmission to the Securities and Exchange Commission's (the "Commission") EDGAR system, Pre-Effective Amendment No. 1 (the "Amendment") to the above-captioned registration statement (the "Registration Statement"). The Amendment responds to the comments from the Commission's staff (the "Staff") received by facsimile transmittal on November 26, 2004 and includes updating information, including nine-month financial results. Enclosed with this letter are five copies of the Amendment, marked to reflect the revisions made to the Registration Statement.

         We have numbered and reproduced below the full text of the Staff's comments in italics, followed by ISH's response to each comment. In order to expedite the Staff's review, the enclosed copies of the Amendment have been annotated, by comment number, to indicate the location(s) of the response to each comment. All page references to the Amendment in this letter refer to the marked copies that are enclosed.

Industry and Other Information, page ii

         Comment 1: Revise to clarify that you believe the industrial data is correct and that you use it.

         Response 1: We have complied with this comment. Please see the section entitled "Industry and Other Information" on page ii.

Securities and Exchange Commission
December 2, 2004
Page 2


About the Company, page 1

         Comment 2. Consider revising to disclose the percentage each segment contributed to revenues and net income during the most recent audited period.

         Response 2. We have complied with this comment by adding a new fourth paragraph and accompanying table under the caption "About the Company" on page
1. We have also made a conforming revision to the section entitled "Business-Company Overview" by including such new paragraph and accompanying table on page 46. ISH believes that the dollar amount of contributions of its five operating segments provides more meaningful disclosure to investors than percentage contribution amounts; accordingly, the referenced table sets forth the contributions of ISH's five operating segments to ISH's revenues, gross voyage profit or loss, and segment profit or loss in dollars rather than percentages.

         Comment 3. As currently written, the summary does not suggest how it happened that you lost money in two of the most recent audited periods. Please revise to clarify.

         Response 3. We have complied with this comment by adding a new paragraph on page 2 under the new caption "Recent Losses."

         Comment 4. Delete the adjective "major" to describe unnamed customers. If the contracts are material to your business, file them as exhibits.

         Response 4. We have complied with this comment by deleting the adjective "major" formerly appearing (i) once under the caption "Time Charter Contracts" on page 2; (ii) once under the caption "Contracts of Affreightment" on page 2; (iii) once in the caption of the risk factor on page 17 previously entitled "One of our major time charter customers has filed for bankruptcy, the outcome of which could adversely affect our results of operations;" (iv) once in the second bullet point on page 45 under the caption "Company Overview"; (v) once under the caption "Time Charter Contracts" on page 46; (vi) once under the caption "Contracts of Affreightment" on page 46; (vii) once in the second paragraph under the caption "Pure Car/Truck Carriers - U.S. Flag" on page 49;
(viii) once under the caption "Pure Car/Truck Carriers - Foreign Flag" on page 49; (ix) once under the caption "Coal Carrier" on page 49; (x) once under the caption "Southeast Asia Transportation Contract" on page 49; (xi) once under the caption "Contracts of Affreightment" on page 49; (xii) once in the first paragraph of "Note B - Property" on page F-26; (xiii) once under the caption "Time Charter Contracts" on page F-41; (xiv) once under the caption "Contracts of Affreightment ("COA")" on page F-41; (xv) once in the first paragraph under the caption "Commodity Swap Contracts" on page F-48; and (xvi) twice in the second paragraph under the caption "Commodity Swap Contracts" on page F-48.

Securities and Exchange Commission
December 2, 2004
Page 3


Liner Services, page 1

         Comment 5. We do not understand why you do not know the exact number of vessels you operate in your liner services and why you are reduced to saying "one or more." Either use the exact number or supplementally tell us why there is no exact number.

         Response 5. We have complied with this comment by revising the first sentence under the caption "Liner Services" on page 1 to clarify that ISH operates four vessels in its liner services segment. We have also made a conforming revision to the first sentence under the caption "Liner Services" on page 46.

Competitive Strengths, page 2

         Comment 6. We suggest deleting the adjective "successful" in describing your mix of contracts unless you clarify that you believe success is shown by having losses in two of the last three years.

         Response 6. We have complied with this comment by revising the first sentence under the caption "Diversification" on page 3 and deleting the word "successful."

Stable Cash Flow, page 3

         Comment 7. Please disclose here your cash flow from operations for each of the last three years so that investors can judge what you mean by stable cash flow.

         Response 7. We have complied with this comment by adding a new second sentence under the caption "Stable Cash Flow" on page 3 to disclose ISH's cash flow from operations for fiscal years 2003, 2002 and 2001 and the nine-month periods ended September 30, 2004 and September 30, 2003.

Longstanding Customer Relationships, page 3

         Comment 8. To help investors gauge the importance of these relationships to your results, please disclose in parenthesis(sp) the percentage each contributes to your total revenues.

         Response 8. We have complied with this comment by including in parentheses the percentage of ISH's fiscal year 2003 revenues derived from each of the customers named under the caption "Longstanding Customer Relationships" on page 3.

Securities and Exchange Commission
December 2, 2004
Page 4


Change in Control, page 6

         Comment 9. Revise this section to clarify in bold in the first paragraph that there is no mandatory change of control premium. Instead, you are offering the possibility of an elective one in the event that a new owner wants to pay one. Make parallel disclosures on page 8 and elsewhere as appropriate.

         Response 9. We have complied with this comment by adding a new first sentence (i) under the caption "Change in Control" on page 6, (ii) under the caption "Change in Control" on page 8, (iii) to the second paragraph under the caption "Optional Redemption on Change in Control" on page 73 and (iv) to the first paragraph under the caption "Optional Redemption on Change in Control" on page 85.

Summary Historical Financial and Operating Data, page 10

Other Financial Data, page 10

         Comment 10. Please include amounts for "Cash Flow from Investing" and "Cash Flow from Financing" as presented on your consolidated statements of cash flows to balance the presentation. Make conforming revisions to "Selected Historical Financial and Operating Data."

         Response 10. We have complied with this comment by adding line items entitled "Cash Flow from Investing Activities" and "Cash Flow from Financing Activities" under the caption "Other Financial Data" in the tables set forth in the sections entitled "Prospectus Summary - Summary Historical Financial and Operating Data" beginning on page 10 and "Selected Historical Financial and Operating Data" beginning on page 28.

         Comment 11. Please expand your disclosure here and elsewhere in the filing as appropriate to explain why you believe the presentation of "EBITDA" provides useful information to investors of preferred stock and, to the extent material, add a statement disclosing the purposes, if any, for which you use this financial measure.

         Response 11. We have discussed the presentation in the prospectus of EBITDA with ISH's management and underwriter and have determined that the presentation of EBITDA is not necessary. Accordingly, we have deleted all presentations of, and references to, EBITDA. Specifically, we have deleted (i) the line items "EBITDA" and "Ratio of Total Debt to EBITDA" previously appearing under the caption "Other Financial Data" in the tables set forth in the sections entitled "Prospectus Summary - Summary Historical Financial and Operating Data" beginning on page 10 and "Selected Historical Financial and Operating Data" beginning on page 28, (ii) former footnotes (2) and (3) to the table set forth in the section entitled "Prospectus Summary - Summary Historical Financial and Operating Data" beginning on page 10, (iii) former footnotes (3)

Securities and Exchange Commission
December 2, 2004
Page 5


and (4) to the table set forth in the section entitled "Selected Historical Financial and Operating Data" beginning on page 28 and (iv) the former third sentence of the first paragraph under the caption "Customers and Cargo" beginning on page 50.

         Comment 12. Further, if you believe the agreements and covenants therein related to "EBITDA" are material to an understanding of your financial condition and/or liquidity, please include in MD&A a disclosure of this measure as calculated by the related financial debt covenants. Your disclosure should include the materiality of the credit agreement and the covenant, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or noncompliance with the covenant on your financial condition and liquidity. Refer to Question 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" included on the Commission's website at www.sec.gov. Otherwise, discussion of "EBITDA" for other purposes would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K.

         Response 12. As discussed in our response to Comment 11, all presentations of, and references to, EBITDA have been deleted.

         Comment 13. If you continue to present "EBITDA" in your filing, it appears that the reconciling item "Extraordinary Item" in footnote 3 on page 12 for the years ended 2002 and 2001 is not consistent with your financial statements for those years. Please explain to us what the extraordinary item relates to.

         Response 13. As discussed in our response to Comment 11, all presentations of, and references to, EBITDA have been deleted.

         Comment 14. Please revise to reconcile the capital expenditures presented here to the total amount for capital expenditures contained on your consolidated statements of cash flows.

         Response 14. We have complied with this comment by adding a line item entitled "Other Assets" under the caption "Other Financial Data - Capital Expenditures" in the tables set forth in the sections entitled "Prospectus Summary - Summary Historical Financial and Operating Data" beginning on page 10 and "Selected Historical Financial and Operating Data" beginning on page 28. As revised, the aggregate amounts set forth under the caption "Other Financial Data
- Capital Expenditures" reconcile to the amounts set forth on the line item entitled "Additions to Vessels and Other Assets" in ISH's consolidated statements of cash flows for the nine-months ended September 30, 2004 and 2003 and the amounts set forth on the line item entitled "Additions to Vessels and Other Property" in ISH's consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001.

Securities and Exchange Commission
December 2, 2004
Page 6


         Comment 15. Please expand footnote 4 to provide a table that details the computation of this ratio, as not all of the amounts for this computation are readily available or apparent. Please make conforming revisions to "Selected Historical Financial and Operating Data."

         Response 15. As discussed in our response to Comment 11, all presentations of, and references to, EBITDA have been deleted.

We are subject to price fluctuations(sp) risks with respect to the fuel we consume, page 15

         Comment 16. Please revise heading so that it names the risk you are trying to describe, which appears to be that the current high price of fuel may adversely affect you if it stays the same or goes higher.

         Response 16. We have complied with this comment by revising the caption of the referenced risk factor on page 15.

We are subject to risks associated with operating internationally, page 16

         Comment 17. We note that you list potential acts under the Foreign Corrupt Practices Act as being a risk beyond your control. Please supplementally explain why this risk is beyond your control and consequently why it is a risk at all. We may have further comment upon seeing your response.

         Response 17. We have discussed the Foreign Corrupt Practices Act (the "FCPA") with ISH's management, and have determined that the FCPA does not present a material risk to ISH. Accordingly, we have deleted from the referenced risk factor beginning on page 16 the last bullet point which referenced the FCPA.

Our rail-ferry service has been unprofitable to date, page 17

         Comment 18.  Please disclose the relevant numbers here.

         Response 18. We have complied with this comment by disclosing, in the referenced risk factor beginning on page 17, the effect of ISH's rail-ferry service segment's results of operations on ISH's consolidated results of operations for fiscal years 2003, 2002 and 2001 and for the nine months ended September 30, 2004.

Securities and Exchange Commission
December 2, 2004
Page 7


Older vessels have higher operating costs. . . page 18

         Comment 19. We note your disclosure on page 18 that it is likely that the operating costs of your older vessels will increase. In order to better appreciate the impact of this likely increase, consider providing a brief outline or a chart indicating of (sp) the age of your vessels.

         Response 19. We have complied with this comment by (i) adding a new first sentence to the referenced risk factor on page 18 disclosing the average age of the vessels in ISH's fleet and (ii) adding at the end of the referenced risk factor on page 18 a cross-reference to the more specific information regarding the age of each of ISH's vessels set forth in the table in the section entitled "Business - Vessel Deployment" beginning on page 52.

Use of Proceeds, page 25

         Comment 20. Please specify the approximate amount of the net proceeds of this offering that are intended to be used for each principal purpose. Please refer to Item 504 of Regulation S-K.

         Response 20. We have complied with this comment by specifying, in the section entitled "Use of Proceeds" on page 25, the approximate amounts of the net proceeds of the offering that ISH intends to use for the specific purposes described therein.

Capitalization, page 27

         Comment 21. It is not necessary to show cash, and cash equivalents in the capitalization table. However, if shown, please revise to exclude restricted amounts.

         Response 21. The amount shown for "Cash and Cash Equivalents" does not include any restricted amounts, and we have added a new footnote 1 to the table on page 27 to clarify that point.

Selected Historical Financial and Operating Data, page 28

         Comment 22. Please include "Cash dividends declared per common share," in accordance with instruction 2 to Item 301 of Regulation S-K.

         Response 22. We have complied with this comment by adding a line item entitled "Cash Dividends Declared Per Common Share" under the caption "Income Statement Data" in the tables set forth in the sections entitled "Prospectus Summary - Summary Historical Financial and Operating Data" beginning on page 10 and "Selected Historical Financial and Operating Data" beginning on page 28.

Securities and Exchange Commission
December 2, 2004
Page 8


         Comment 23. Please provide pro forma net income and per share information for the most recent interim period and fiscal year giving effect to the anticipated dividends on the preferred stock.

         Response 23. We have complied with this comment by adding line items under the caption "Income Statement Data" in the tables set forth in the sections entitled "Prospectus Summary - Summary Historical Financial and Operating Data" beginning on page 10 and "Selected Historical Financial and Operating Data" beginning on page 28 to disclose, for fiscal year 2003 and the nine months ended September 30, 2004, ISH's pro forma (i) net income available to common stockholders, (ii) basic net income per common share and (iii) diluted net income per common share. We will include appropriate amounts for each of the pro forma line items in the prospectus ISH will file pursuant to Rule 424(b) under the Securities Act of 1933, once the annual dividend rate on the preferred stock and other pricing information are determined.

Management's Discussion and Analysis, page 31

Results of Operations-Six months Ended June 30, 2004

Gross Voyage Profit, page 33

         Comment 24. In addition to citing the cause of a variance, please disclose "why" such cause arose, and what you believe will or may be the continuing impact resulting from such cause, if any, to the extent material. For example, you disclose the improvement for liner services was a result of higher cargo volumes without explaining why. Additionally, you disclose the decrease in time charter contracts was attributable primarily to your PCTC's carrying less supplemental cargoes without explaining why. Your disclosure should describe any known trends or uncertainties that have had or that you reasonably expect will continue to have an impact.

         Response 24. We have complied with this comment by (i) disclosing in the second sentence under the caption "Liner Services" on page 34 the primary cause of the increase in the cargo volumes of ISH's liner services segment during the first nine months of 2004 as compared to the first nine months of 2003 and (ii) disclosing in the second sentence under the caption "Time Charter Contracts" on page 34 why ISH's U.S. flag PCTCs carried lower volumes of supplemental cargoes during the first nine months of 2004 as compared to the first nine months of 2003.

         Comment 25. We note that you intend to use a portion of the proceeds from this offering to purchase two used ships to maintain two of your MSC contracts. Please discuss the need to purchase these ships in order to maintain these contracts, and the impacts on the contracts and to you if you are not able to obtain the ships.

Securities and Exchange Commission
December 2, 2004
Page 9


         Response 25. We have complied with this comment in the second paragraph under the caption "Time Charter Contracts" beginning on page 34 by disclosing why ISH must purchase the two used vessels in order to maintain the MSP contracts under which the vessels are currently utilized, and the impact on ISH if it is unable to purchase the vessels.

         Comment 26. Specify the "operating costs" to which you refer with respect to "Liner Service," "Contracts of Affreightment" and "Rail-Ferry Service" and clarify what caused such changes in operating costs. Refer to Instruction 4 to Paragraph 303(a) of Regulation S-K.

         Response 26. We have complied with this comment in the third paragraph under the caption "Executive Summary" beginning on page 33 by describing the operating costs incurred by ISH's liner service and rail-ferry service segments during the first nine months of fiscal year 2004. We refer the Staff to the caption "Contracts of Affreightment" on page 35 for a description of the operating costs incurred by ISH's contracts of affreightment segment during the first nine months of fiscal year 2004.

Time Charter Contracts, page 33

         Comment 27. Please quantify the impact of each of the reasons cited for the variance to give readers a context for the magnitude of such items. Refer to
Section 501.04 of the Financial Reporting Codification.

         Response 27. We have complied with this comment, in the first paragraph under the caption "Time Charter Contracts" on page 34, by quantifying the impact of the casualty that occurred on ISH's U.S. flag PCTC and the impact of the accelerated drydocking of ISH's U.S. flag Coal Carrier.

Income Taxes, page 34

         Comment 28. Please include a discussion about the impact of the Job Creation Act that, based on disclosure elsewhere in the filing, becomes effective for you on January 1, 2005.

         Response 28. We have complied with this comment by including, under the caption "Income Taxes" on page 35, a cross-reference to the detailed discussion of the American Jobs Creation Act of 2004 and its estimated effect on ISH's results of operations set forth in the section entitled "Business - New Tax Legislation" beginning on page 53.

Liquidity and Capital Resources, page 38

Securities and Exchange Commission
December 2, 2004
Page 10


         Comment 29. Please discuss how your dividend policy for the preferred securities is expected to impact liquidity.

         Response 29. We have complied with this comment in the first paragraph under the caption "Liquidity and Capital Resources" on page 39 by disclosing the impact on ISH's liquidity of the dividends that will accrue on the preferred stock and adding a cross-reference to the pro forma effect of the dividends on ISH's earnings now included in the tables set forth in the sections entitled "Prospectus Summary - Summary Historical Financial and Operating Data" beginning on page 10 and "Selected Historical Financial and Operating Data" beginning on page 28.

Mexican Rail-Ferry Service Results, page 39

         Comment 30. Please clarify your basis for expecting the results of the Mexican Rail-Ferry Service to improve and contribute to cash flows. Is it current market conditions, preliminary negotiations with potential customers or some other reason?

         Response 30. We have complied with this comment by way of the disclosures under the caption "Mexican Rail-Ferry Service Results" beginning on page 40.

Business, page 43

Business Strategy, page 44

         Comment 31. Please describe the extent to which your business tends to be cyclical. Refer to Item 101(c)(1)(v) of Regulation S-K.

         Response 31. We have complied with this comment by adding a new second paragraph under the caption "Business Strategy" on page 47 describing the extent to which ISH's business tends to be cyclical.

Customers and Cargo, page 47

         Comment 32. Your disclosure here of "EBITDA" appears to be a measure of liquidity, which is not consistent with your earlier disclosure of the purpose for this measure. Please ensure that the disclosure is consistent with the disclosures elsewhere in your filing.

         Response 32. As discussed in ISH's response to Comment 11, all presentations of, and references to, EBITDA have been deleted.

         Comment 33. Revise your disclosure to indicate whether any of your customers account for 10% or more of your revenues. Please refer to Item 101(c)(10)(vii) of Regulation S-K.

Securities and Exchange Commission
December 2, 2004
Page 11


         Response 33. We have complied with this comment by adding a new third sentence to the second paragraph under the caption "Customers and Cargo" beginning on page 50 to disclose the approximate percentage of our total revenues for fiscal years 2003, 2002 and 2001 contributed by ISH's contracts with the Military Sealift Command.

         Comment 34. Specify and describe the portion, if material, of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government.

         Response 34. We have complied with this comment by adding a new fourth paragraph under the caption "Customers and Cargo" beginning on page 50 to describe the MSP program under which, as of September 30, 2004, seven of ISH's vessels operated and were eligible to receive annual subsidy payments, subject to annual appropriation by Congress.

Employees, page 54

         Comment 35. Revise your disclosure to clarify which of your collective bargaining agreements expire within two years.

         Response 35. We have complied with this comment by revising the second paragraph under the caption "Employees" on page 58 to clarify which of ISC's collective bargaining agreements expire or are subject to renegotiation in 2005 or 2006.

Compensation Committee and Board of Directors Interlocks, page 59

         Comment 36. Disclose who participated in discussions concerning executive officer compensation for Erik F. Johnsen. Please refer to Item 402(j) of Regulation S-K.

         Response 36. We have complied with this comment by adding a new second sentence to the first paragraph of the referenced subsection on page 64 to disclose that the members of ISH's compensation committee, meeting in executive session, participate in discussions concerning the compensation of Erik F. Johnsen. Also, pursuant to Item 402(j) of Regulation S-K, we have revised the caption of the referenced subsection as follows: "Compensation Committee Interlocks and Insider Participation."

Conversion Price Adjustment-General, page 66

         Comment 37. Refer to the sixth paragraph on page 67. Wouldn't an increase in the conversion price disadvantage investors by giving them fewer shares of common stock for their investment? If so, please add an appropriate risk factor and revise to disclose this everywhere in the prospectus where you discuss the conversion rate. If we

Securities and Exchange Commission
December 2, 2004
Page 12


misunderstand, please explain supplementally how an increase in the conversion rate is an advantage to investors.

         Response 37. An increase in the conversion price would, in fact, disadvantage investors by reducing the number of ISH common shares into which their shares of the preferred stock or their notes (as the case may be) are convertible. However, the disclosure referenced by the Staff refers to an increase in the conversion rate; that is, an increase in the number of ISH common shares into which shares of the preferred stock or the notes (as the case may be) are convertible. Thus, an increase in the conversion rate would be an advantage to investors in that it would increase the number of ISH common shares into which their shares of the preferred stock or their notes (as the case may be) are convertible. We have added two parentheticals to the referenced paragraph on page 72 to clarify that an increase in the conversion rate is the same as a decrease in the conversion price.

Optional Redemption, page 68

         Comment 38. Please indicate the method by which the optional redemptions of less than all of the preferred stock would be determined.

         Response 38. We have added a new second paragraph, under the caption "Optional Redemption" on page 73, to make clear that in the event of a partial redemption of the preferred stock, ISH will select the shares to be redeemed by lot, on a pro rata basis or by another method that ISH deems fair and appropriate in its sole discretion. Please also note the corresponding disclosure with respect to the notes set forth in the first sentence of the second paragraph under the caption "Optional Redemption" on page 85.

Certain U.S. Federal Income Tax Considerations, page 89

         Comment 39. Please revise this caption to indicate that the discussion includes the "material" U.S. federal income tax considerations.

         Response 39. We have complied with this comment by replacing the word "Certain" in the title of the referenced section with the word "Material," such that the section beginning on page 94 is now entitled "Material U.S. Federal Income Tax Considerations."

Interim Unaudited Financial Statements

         Comment 40. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Securities and Exchange Commission
December 2, 2004
Page 13


         Response 40. The amended prospectus, beginning on page F-2, contains ISH's unaudited interim financial statements updated in accordance with Rule 3-12 of Regulation S-X. In addition, the financial data presented elsewhere in the amended prospectus has been updated consistent with the updated unaudited interim financial statements.

Audited Financial Statements

Notes to Consolidated Financial Statements

Note H - Commitments and Contingencies
Contingencies, page F-36

         Comment 41. At the end of the first paragraph, you disclose your belief that it is not reasonably possible that your exposure from claims will be material. Please disclose the basis for your belief.

         Response 41. We have complied with this comment by revising the last sentence of the first paragraph under the caption "Contingencies" beginning on page F-36 to disclose the basis for ISH's belief that it is not reasonably possible that its exposure to additional lawsuits claiming damages related to occupational diseases will be material.

Exhibit 5.1

         Comment 42. We remind you that we do not accept "forms" of opinions.

         Response 42. We will file our opinion as Exhibit 5.1 to the final amendment to the Registration Statement that we expect to file early next week. Please note that our opinion will include the consent required by Item 601(b)(23) of Regulation S-K.

Exhibit 12.1

         Comment 43. Please revise to include the calculation for the pro forma ratio.

         Response 43. Item 503(d) of Regulation S-K and the accompanying instructions provide that if (i) a registrant will use the proceeds from the sale of debt or preference securities to repay any of its outstanding debt or to retire other of its securities and (ii) the change in the ratio would be 10% or greater, then the registrant must include the pro forma ratio showing the application of the net proceeds of the offering for the most recently-completed fiscal year and the latest interim period. Because these criteria for inclusion of the pro forma ratio are not met with respect to ISH's intended use of the proceeds of the proposed offering, we did not include the pro forma ratio in the Registration Statement and, for the same reasons, do not believe inclusion of the pro

Securities and Exchange Commission
December 2, 2004
Page 14


forma ratio is required in the Amendment. Accordingly, we respectfully request that the Staff consider withdrawing this comment.

Exhibit 23.1

         Comment 44. Include a currently dated consent from the independent registered public accounting firm in any further amended filing.

         Response 44. The consent of ISH's independent registered public accounting firm, as delivered to ISH and bearing the conformed signature of such firm, has been filed as Exhibit 23.1 to the Amendment.

                                 --------------

         Thank you for your assistance with this filing. If you have any questions or comments regarding the Amendment, please call me at your convenience at (504) 582-8188. In my absence, please contact my associate, Amos Oelking, at (504) 582-8516.


                                             Sincerely,

                                             /s/  L. R. McMillan, II

                                             L. R. McMillan, II


cc:      Gary L. Ferguson
         Amos J. Oelking, III